United States securities and exchange commission logo





                             November 2, 2021

       Shaosen Cheng
       Chief Executive Officer
       Golden Path Acquisition Corp
       100 Park Avenue
       New York, NY 10017

                                                        Re: Golden Path
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed September 30,
2021
                                                            File No. 333-259896

       Dear Mr. Cheng:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed September 30, 2021

       Prospectus Cover Page, page i

   1. It is unclear whether MC operates any of its businesses in China through variable interest entities. We note your
disclosure throughout the filing that indicates MC "operates its business through its
subsidiaries in the PRC in which MC owns equity interests."
                                                        However there are also
disclosures indicating that MC is leveraging contractual
                                                        arrangements to operate
certain businesses in which foreign investors are prohibited or restricted from
investing in and referencing VIE arrangements in your Merger
                                                        Agreement. Please
advise.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China and Hong Kong.
                                                        Your disclosure should
make clear whether these risks could result in a material change in
 Shaosen Cheng
Golden Path Acquisition Corp
November 2, 2021
Page 2
         your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, has or may impact the company   s ability to conduct its
business, accept foreign
         investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Questions and Answers About the Business Combination and the Extraordinary General Meeting
How will the initial shareholders vote?, page 3

3. In light of your Sponsor and the other Initial Shareholders intending to vote to approve all of the proposals, please clarify the percentage of non-affiliated votes of your ordinary shares that are necessary to pass each proposal.
What happens to my warrants if I hold Golden Path Warrants?, page 5

4. Please clarify that even if Golden Path public shareholders redeem their ordinary shares, they will continue to hold Golden Path Warrants. However, the warrants may be redeemed by New Golden Path for $0.01 per warrant if the market value of the ordinary shares exceed $18 in the future. Similarly, please clarify where appropriate, that the public shareholders will receive ordinary shares underlying their public rights, even if they redeem their original public ordinary shares.
Summary of the Proxy Statement/Prospectus, page 10

5. In your summary of risk factors, disclose the risks to your investors relating to your corporate structure and having the majority of your operations in the PRC. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares.
       Acknowledge any risks that actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
FirstName LastNameShaosen Cheng
       based issuers could significantly limit or completely hinder your ability to offer or
Comapany    NameGolden
       continue            Path Acquisition
                 to offer securities          Corpand cause the value of such
securities to
                                     to investors
       significantly
November             decline
            2, 2021 Page  2 or be worthless.
FirstName LastName
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
            Acquisition CorpCheng
Comapany 2,
November   NameGolden
             2021       Path Acquisition Corp
November
Page 3    2, 2021 Page 3
FirstName LastName
6. Disclose each permission that your subsidiaries and you are required to obtain from
         Chinese authorities to operate and issue these securities to foreign investors. State whether any of your subsidiaries or you are required to receive approvals to operate in the
         PRC from the CSRC, CAC or any other PRC regulatory agency, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
7. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between MC and its subsidiaries and the direction of the transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors.
8. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. Further clarify, although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection.
9. Please provide an organizational chart of your post-Business Combination structure including the equity interests of each entity, its operations, and legal structure. Please consider providing an organizational chart of the pre-reorganization transaction that occurred in September 2021 that resulted in MC being the parent company of its PRC operating subsidiaries.
MC Hologram, page 11

10. Please clarify whether MC derives substantially all of its revenue from the autonomous driving industry.
Domestic Issuer Status, page 14

11. We note that you intend to transition to foreign private issuer status in 2022 after the
         Business Combination. Please include a risk factor that address how this transition will affect your shareholders. Further, provide the disclosure required under Item 402 for your executive officers and directors on page 170.
Registration Rights Agreement, page 14

12. In the letter to shareholders, you refer to a registration rights agreement where the shares
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
            Acquisition CorpCheng
Comapany 2,
November   NameGolden
             2021       Path Acquisition Corp
November
Page 4    2, 2021 Page 4
FirstName LastName
         issued to MC shareholders by Golden Path as part of the Business Combination will be registered for resale. Please clarify the purpose of this resale registration statement given these shares would already be registered and available for resale, subject to the lock-up agreement. Please also file the registration rights agreement referred to as Exhibit C to
         Annex A.
Lock-Up Agreements, page 15

13.      Please describe the exceptions or    express carve-outs    to the
lock-up agreement for MC
         shareholders. Further, please file the MC shareholder lock-up agreement. We note that you did not file Exhibit A to Annex A.
Risk Factors
General, page 22

14.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
15. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
The recent joint statements by the SEC and PCAOB, proposed rule changes submitted by
NASDAQ..., page 36

16. Update your disclosure concerning the HFCA Act to disclose that on June 22, 2021, the
         U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit
an issuer   s
         securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.
The approval of the China Securities Regulatory Commission may be required in connection with this business combination ..., page 41

17. Please file a legal opinion from Fawan Law Firm with regards to its opinion that you are not subject to the M&A Rules or required to seek permission from the CSRC. Further,
         please clarify whether you believe MC   s solutions and services raise
   national defense
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
            Acquisition CorpCheng
Comapany 2,
November   NameGolden
             2021       Path Acquisition Corp
November
Page 5    2, 2021 Page 5
FirstName LastName
         and security    concerns referenced on page 41 or is subject to any
technology export
         controls.
Risk Factors Relating to the Business Combination
If MC or New Golden Path fails to implement and maintain an effective system of internal controls..., page 51

18. With regard to MC's material weaknesses in internal control over financial reporting, please revise to disclose the expected timing of your remediation activities and clarify what remains to be completed in your remediation efforts. Also, revise to clarify what is meant by your disclosures regarding the first material weakness, which appear to imply that New Golden Path and MC's accounting department will be strengthened after the business combination. In this regard, specifically address the fact that Golden Path has concluded that their disclosure controls and procedures were not effective as of June 30,
         2021. Lastly, disclose any material costs you have incurred or expect to incur to resolve the identified weaknesses.
Non-competition and Non-solicitation Agreements, page 66

19. Please expand your description of the non-competition agreement, including who it covers, the duration and the scope of what activities it covers. Please also file the non-
         competition agreement referred to as Exhibit B to Annex A. We note the reference it covers key employees, but according to pages A-1 and A-7, it appears to only apply to
         Best Road Holdings Limited, an affiliate of your director Wei Peng. Please clarify.
Basis for Golden Path Board of Directors' Recommendation - Fairness Opinion, page 75

20. Please disclose the fee you paid to Valtech Valuation Advisory Limited for its fairness opinion, and clarify if any of such fee is contingent upon the completion of the business combination.
21.      Please provide further details of the Valtech   s valuation methods,
including providing an
         illustration or table as to how it calculated the $460.54 million valuation under the discounted cash flow method. For the various multiples analyses, provide the specific multiples for the comparison companies and the respective multiple for MC.
Certain MC Projected Financial Information, page 80

22. We note that your financial forecasts and growth rates are determined or influenced by your projected growth rate of the number of your customers, which is based, in part, on recent historical trends. We note, however, that for the six months ended June 30, 2021, you have revenue concentration of nearly 66% with two customers. In light of this concentration of revenue, please clarify how it is appropriate to base your various growth rates on the projected growth of your number of customers with such an uneven distribution of revenue.
 Shaosen Cheng
Golden Path Acquisition Corp
November 2, 2021
Page 6
Business of MC
MC's Customers, page 111

23. According to page F-62, it appears that the customer concentration of your revenues increased significantly from fiscal year 2020 to the six months ended June 30, 2021. In the prior year, you did not have any customers that generated 10% or more in revenues, while in the six months ended June 30, 2021, two customers represented 41.4% and
         22.5% of your revenues, respectively. Please describe the arrangements that you have with these entities and clarify if you have any agreements which you are substantially dependent upon. Consider adding a risk factor to discuss the concentration of your revenues.
Management's Discussion and Analysis of Financial Condition and Results of Operations - MC
Hologram, Inc., page 117

24. You state in your risk factors that the COVID-19 pandemic has already and may continue
         to cause negative impacts to MC   s business, results of operations
and financial condition.
         Please revise here to describe with greater specificity and quantify, if practicable, the
         impact of COVID-19 on MC   s business. For example, quantify how the
increase in chip
         prices has impacted the gross margins for holographic solutions and how decreased rent and office expenses impacted your operating expenses. Further, to the extent possible and given the amount of time that has passed since the initial outbreak of COVID-19, please update your disclosure to discuss any known trends and uncertainties that have had or likely will have a material impact on your business, results of operations and liquidity.
         Refer to CF Disclosure Guidance: Topic Nos. 9 and 9A for further guidance.
25.      Please revise to include a caption titled    Liquidity and Capital
Resources    to MC's
         discussion of cash flows beginning on page 126, and address the following:
             Discuss any restrictions on foreign exchange and your ability to transfer cash
             between entities, across borders and to U.S. investors, including any restrictions on
             the PRC entities' ability to dividend money to the holding company as well as any
             limitations on the holding company's ability to transfer any funds received in the
             merger into the PRC; and
             Disclose the amount of cash and short-term investments held at each balance sheet
             date and include a breakdown by currency denomination as of the most recent
             balance sheet date in each jurisdiction in which your affiliated entities are domiciled.
26. Please expand your discussion of net cash used in, and provided by, operating activities to explain the underlying reasons for changes in the items that impacted your operating cash flows. In this regard, you appear to simply reiterate the information that can be found in
FirstName LastNameShaosen Cheng
       your statements of cash flows rather than explaining why items, such as accounts payable
Comapany    NameGolden
       and accounts        Path Acquisition
                     receivable  increased orCorp
                                              decreased from period to period.
Please revise your
       disclosure
November   2, 2021for all periods
                    Page  6       presented. See Section IV.B of the SEC
Release No. 33-8350.
FirstName LastName
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
            Acquisition CorpCheng
Comapany 2,
November   NameGolden
             2021       Path Acquisition Corp
November
Page 7    2, 2021 Page 7
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Specific Factors Affecting MC's Results of Operations, page 117

27. You state that your ability to increase revenues and profitability depends on your ability to retain existing customers and attract new customers. Also, you specifically note that the increase in revenue for the six months ended, June 30, 2021 was due in part to the growing number of customers of Shenzhen Mengyun. Please tell us what measures use to manage your business and attract and retain customers and revise to include a quantified discussion of such metrics. Refer to Item 303(a) of Regulation S-K and SEC Release No.
         33-10751.
Results of Operations
Six Months Ended June 30, 2020, Compared to the Six Months Ended June 30, 2021 Revenue, page 121

28. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms.
         For example, you refer to several factors that impacted the growth in revenue for each of your segments, such as recently acquired businesses, newly incorporated entities and an increase in customers. Similarly, you attribute the significant decrease in gross margins to the acquisition of Shenzhen Bowei and increases in the price of chips. Please revise your disclosures throughout your results of operations discussion to quantify the relative contribution of each factor identified. Refer to Item 303(a) of Regulation S-K and
         Section III.D of SEC Release No. 33-6835.
Year Ended December 31, 2019, compared to Year Ended December 31, 2020, page
124

29. We note your discussion regarding various preferential tax rates on page F-96. To the extent that MC is unable to obtain similar preferential rates in the future such that your current effective tax rate is not indicative of future results, revise to include a discussion in both MD&A and your risk factors of the impact such shift may have on MC's future results of operations. Refer to Item 303(a) of Regulation S-K and
Section III.B. of SEC
         Release No. 33-8350.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Golden Path
Controls and Procedures, page 153

30. Revise to disclose your principal executive officer and principal accounting officers'
         conclusions regarding the effectiveness of Golden Path's disclosure controls and procedures.
Unaudited Pro Forma Combined Financial Information, page 155

31. You state that the pro forma financial statements give effect to events that are factually supportable and expected to have a continuing impact on the results of the post-
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            Acquisition CorpCheng
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             2021       Path Acquisition Corp
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         combination company. Please tell us how this complies with Article 11-02 of Regulation
         S-X or revise as necessary. In your response, specifically address your reference to excluding certain charges from the statement of operations in pro forma balance sheet adjustment (4) as they were nonrecurring charges or revise as necessary. Refer to Article
         11-02(a)(11)(i) of Regulation S-X and SEC Release No. 33-10786.
32. Please explain further your pro forma adjustment (10) to both the June 30, 2021 and
         December 31, 2020 pro forma statements of operations. To the extent you intended to reflect the transaction expenses as if they occurred at the beginning of the fiscal year presented pursuant to Rule 11-02(a)(6)(i)(B) of Regulation S-X, please explain why there is a reduction to general and administrative expense for the year ended December 31,
         2020 or revise.
Security Ownership of Certain Beneficial Owners and Management Prior to the Business
Combination, page 171

33. Please provide natural person(s) disclosure of the individual(s) that hold voting and/or investment power over the shares beneficially owned by the entities listed in your beneficial ownership tables.
34. You reference Mr. Tiger Zhang as a person that may be deemed a promoter of Golden
         Path on page 171. Please clarify whether Mr. Tiger Zhang is the same person as Xu
         Zhang, or otherwise clarify his relationship with Golden Path. Security Ownership of Certain Beneficial Owners and Management After the Business
Combination, page 173

35. Please provide the beneficial ownership of New Golden Path assuming both minimum and maximum redemption scenarios. Similar, references to post-Business Combination ownership percentages should be presented in both minimum and maximum redemptions scenarios, including the cover page and letter to shareholders. Regulations Applicable to MC, page 174

36. You indicate that you believe your holographic solutions and holographic technology services are not on the Negative List of prohibited or restricted industries from foreign investment. You characterize your solutions and services as technical services that are encouraged. Please clarify whether Fawan Law Firm has provided a legal opinion supporting the conclusion that your operations encompass encouraged activities
         by the NRDC and MOFCOM.
37. Your description of the restricted industries include Valued-Added Telecommunication
         Services. You indicate on page F-40 that you have two subsidiaries, Horgos
         Tianyuemeng and Shenzhen Tianyuemeng, that provides holographic advertising services. Please clarify whether these holographic advertising services could be construed as Value-Added Telecommunication Services or other restricted activities from foreign
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
            Acquisition CorpCheng
Comapany 2,
November   NameGolden
             2021       Path Acquisition Corp
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         investment.
Certain Transactions of MC, page 187

38. You indicate that MC has not entered into any related party transactions required to be disclosed by Item 404(a) of Regulation S-K. We note, however, that MC s financial statements reference related party amounts due to and from related parties on pages F-94 and F-95. Further, you reference VIE Agreements that include Spousal Consents on page
         A-13. Please clarify why these items would not be considered related party agreements for MC and its subsidiaries within the past three fiscal years. Description of New Golden Path Securities, page 190

39.      We note that your Memorandum and Articles of Association after the business
         combination will be substantially similar to the prior SPAC   s
articles. We note, however,
         that in addition to removing the SPAC-related provisions that would no longer be necessary, you removed the Business Opportunity provision. Where appropriate, please highlight this change and clarify how it will impact your corporate governance given that members of our board are affiliated with investment firms.
MC Hologram Inc. and Subsidiaries
Consolidated Statements of Income and Comprehensive Income, page F-71

40. Please provide us with a breakdown of your revenue between products and services and revise to present revenue and cost of revenue separately for each, as necessary. Refer to Rule 5-03(b) of Regulation S-X.
Notes to Consolidated Financial Statements
Note 1. Nature of business and organization, page F-74

41. Please explain the reasons for the reorganization in September 2021 and provide organization charts, including percentage ownership, both before and after such reorganization. Also, tell us what impact, if any, the reorganization had on any variable interest entities (VIE). In this regard, you state on page 174 that MC is currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Further, the Merger Agreement refers to a VIE between Beijing Xihui Cloud Technology and shareholders of Shanghai
         Mengyun; however, you do not disclose any VIE arrangements. To the extent you do not operate under a VIE structure, explain further how this complies with the Foreign
         Investment Law of the PRC.
Note 2. Summary of significant accounting policies
Convenience translation, page F-78

42. We note that you applied a convenience translation rate of RMB 1.00 to $0.1533 as of and for the year ended December 31, 2020, and RMB 1.00 to $0.1547 as of and for the six
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Golden PathLastNameShaosen
            Acquisition CorpCheng
Comapany 2,
November   NameGolden
             2021       Path Acquisition Corp
November
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         months ended June 30, 2021. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing to both periods. Refer to Rule 3-20(b)(1)
         of Regulation S-X.
Revenue Recognition, page F-81

43. Please tell us whether you have arrangements that include more than one performance obligation and if so, revise to include your policy for determination of stand-alone selling prices of such performance obligations. Refer to ASC 606-10-50-20(c).
44. Please revise to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as of December 31,
         2020. Refer to ASC 606-10-50-13.
d. Holographic Technology Hardware Sales, page F-82

45. You disclose that hardware sales contracts contain no right of return, however you also disclose that you handle product returns and/or refunds directly. Please clarify this apparent inconsistency and revise your disclosures as necessary.
46. Please tell us how you determined that you control holographic technology hardware prior to transfer to your customers. Explain to us your responsibilities as it relates to fulfillment and product acceptance and how this compares to the obligations of your suppliers. Also, clarify whether you take title to the inventory prior to transfer to your customer and tell us whether any inventory risks are mitigated by the terms of the supplier agreements. Lastly, tell us the amount of revenue recognized from these arrangements for each period presented.
Note 3. Business combinations, page F-87

47. Please revise to include the financial statements for Shenzhen Bowei and Shenzhen
         Tianyuemeng and the pro forma financial information required pursuant to Rule 3-05 and Article 11 of Regulation S-X or provide us with a detailed analysis of why these transactions do not meet the significance test of Rule 1-02(w) of Regulation S-X.
Note 13. Loan payable-non current, page F-95

48. We note that on October 30, 2020 you entered into a loan agreement with a third party that matures on November 6, 2025. Please tell us the name of the third party lender and explain their willingness to enter into an interest-free, five-year loan. Also, tell us what consideration was given to imputing interest on such loan pursuant to the guidance in ASC 835-30-25.
Note 14. Income Taxes
PRC, page F-96

49. Your disclosures regarding the per share impact of preferential tax treatments refers to the
 Shaosen Cheng
Golden Path Acquisition Corp
November 2, 2021
Page 11
      tax savings in the Xinjiang province and for eligible small business enterprises. Please tell us whether such calculations include the tax savings provided to Shanghai Mengyun and
      Shenzhen Mengyun as high-tech enterprises. If not, explain why or revise as necessary.
      Refer to SAB Topic 11.C.
Note 18. Segments, page F-100

50. Please tell us what consideration you gave to disclosing revenues from external customers for each significant product and service pursuant to ASC 280-10-50-40. In this regard, your Holographic Solutions segment appears to include several different product and service offerings, such as circuit boards, ADAS development contracts, library content licenses, and hardware solutions.
Note 19. Subsequent events, page F-104

51. Please revise to disclose the date through which the subsequent events have been evaluated and whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin, Kim, Staff Attorney, at
(202) 551-3297 or Larry Spirgel, Office Chief at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameShaosen Cheng
                                                            Division of
Corporation Finance
Comapany NameGolden Path Acquisition Corp
                                                            Office of
Technology
November 2, 2021 Page 11
cc:       Brian C. Daughney, Esq.
FirstName LastName